UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number: 001-32667

QUEST CAPITAL CORP.
(Translation of registrant's name into English)

300 – 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements For Three Months Period Ended March 31, 2006 and 2005

99.2	Management's Discussion & Analysis For Three Months Period Ended March 31, 2006 and 2005

99.3	Form 52-109F2 Certification of Interim Filings

99.4	Form 52-109F2 Certification of Interim Filings

99.5	News Release - Annual Meeting - Dated April 26, 2006

99.6	News Release - Quest Completes $50 Million Bought Deal - Dated April 27, 2006

99.7	News Release - Financial Results For the First Quarter 2006 - Dated April 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quest Capital Corp.
(Registrant)

Date: June 5, 2006	By:	/s/ Sandra Lee

	Name:	Sandra Lee
	Title:	Corporate Secretary